EXHIBIT 99.1

Stantec reports solid growth and record backlog in Q1 2022; delivers a 22% increase in adjusted diluted EPS

EDMONTON, Alberta and NEW YORK, May 11, 2022 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three month period ended March 31, 2022. Unless otherwise indicated, financial figures are expressed in Canadian dollars and comparisons are to the prior period ended March 31, 2021.

Stantec delivered solid first quarter earnings on the strength of 19.5% net revenue growth, and reaffirms its guidance for the full year. Every regional and business operating unit delivered organic net revenue growth1 and recent acquisitions generated double-digit growth. Backlog continues to grow, rising to a record $5.4 billion, with continued growing momentum in the US.

“The organic growth we achieved in Q1 reflects our ability to capitalize on our sector’s strong market fundamentals that continue to be spurred by robust public infrastructure spending and increasing private investment,” said Gord Johnston, President and CEO. “We expect this favorable backdrop to drive accelerating growth as we continue to provide our clients with solutions to the largest and most complex problems of our time. These include the strengthening of local supply chain resilience by re-shoring domestic production, global food security, and climate change, sustainability, and the related energy transition.”

“I’m particularly pleased that as we continue to execute on our growth strategy, our leadership in sustainability is driving increasing revenues related to the UN Sustainability Development Goals (SDGs). In our recently released Sustainability Report, we disclosed that 53% of our 2021 gross revenues relate to the SDGs, up from 49% in 2020 and 45% in 2019, when we became the first firm in our space to provide this quantification.”

Q1 2022 Highlights

Stantec achieved adjusted diluted EPS1 of $0.61 in Q1 2022, an $0.11 per share or 22.0% increase from $0.50 in Q1 2021, reflecting solid execution of its strategic growth initiatives and focused project execution.

  Net revenue increased 19.5% or $171.4 million compared to Q1 2021, reflecting 6.4% organic and 13.9% acquisition net revenue growth. All of Stantec's regional and business operating units delivered organic growth, most notably in Global and in Environmental Services where organic growth was in the double-digits.
  Project margin increased $100.7 million or 21.6% to $567.1 million as a result of higher net revenue, solid project execution, and shifts in project mix. As a percentage of net revenue, project margin increased 0.9% to 54.0% from 53.1%.
  Adjusted EBITDA1 from continuing operations increased $23.1 million or 17.9% to $152.2 million. Adjusted EBITDA margin1 was 14.5% compared to 14.7% in Q1 2021 due to higher administrative and marketing expenses as a percentage of net revenue, largely related to business development efforts on major programs, increased discretionary spending, and investments in internal resources.
  Net income decreased 12.0%, or $6.1 million, to $44.8 million, and diluted EPS from continuing operations decreased 13.0%, or $0.06, to $0.40, mainly due to higher administrative and marketing expenses, depreciation, amortization, and lower other income. Additions from recent acquisitions contributed to higher depreciation and amortization. These increases in expenses were partly offset by increased project margin and lower income tax expense.
  Adjusted net income1 grew 21.9%, or $12.3 million, to $68.4 million, representing 6.5% of net revenue, and adjusted diluted EPS increased 22.0% to $0.61 from $0.50 in Q1 2021.
  Contract backlog stands at $5.4 billion at March 31, 2022, a new record that reflects 6.8% organic growth from December 31, 2021. Like net revenues, organic backlog growth was achieved across all of Stantec's regional and business operating units. US operations led with organic backlog growth of 9.8%. Infrastructure and Energy & Resources achieved double digit organic backlog growth, and Environmental Services' backlog of $1.1 billion is a high-water mark for this business. Contract backlog represents approximately 14 months of work—an increase of one month from December 31, 2021.
  Operating cash flows amounted to an inflow of $6.0 million compared to $55.7 million in the prior period. First quarter operating activities typically result in cash outflows due to a lower level of activity in the winter season and the timing of payment for Stantec's short-term incentive program. Positive operating cash flow in Q1 2022 was driven by acquisitions completed in late 2021 and improved market conditions, offset by higher cash paid to employees, reflecting an increased workforce and a higher wage environment relative to Q1 2021.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2022 was 1.8x, remaining within Stantec's internal target range of 1.0x to 2.0x.
  Days sales outstanding was 75 days, consistent with March 31, 2021 and December 31, 2021.
  In Q1 2022, Stantec repurchased 460,657 common shares under its Normal Course Issuer Bid program at a cost of $28.6 million. From April 1 to May 11, 2022, Stantec repurchased a further 386,273 shares for $23.3 million.
  On April 1, 2022, Stantec acquired Barton Willmore, the UK's leading planning and design consultancy firm. This acquisition added approximately 300 team members across the UK providing services for both public and private clients across all development sectors, which strategically complements Stantec's existing business in infrastructure.
  On May 11, 2022, the Board of Directors declared a dividend of $0.18 per share, payable on July 15, 2022, to shareholders of record on June 30, 2022.

Q1 2022 Financial Highlights

	For the quarter ended March 31,
	2022		2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,313.9	125.1%	1,089.2	124.0%
Net revenue	1,050.1	100.0%	878.7	100.0%
Direct payroll costs	483.0	46.0%	412.3	46.9%
Project margin	567.1	54.0%	466.4	53.1%
Administrative and marketing expenses	426.1	40.6%	341.5	38.9%
Depreciation of property and equipment	14.2	1.4%	13.2	1.5%
Depreciation of lease assets	30.6	2.9%	26.9	3.1%
Reversal of lease asset impairment	—	—%	(1.6)	(0.2%)
Amortization of intangible assets	24.3	2.3%	13.3	1.5%
Net interest expense	12.4	1.2%	9.3	1.1%
Other	0.7	0.1%	(4.2)	(0.5%)
Income taxes	14.0	1.2%	17.1	1.9%
Net income	44.8	4.3%	50.9	5.8%
Basic and diluted earnings per share (EPS)	0.40	n/m	0.46	n/m
Adjusted EBITDA (note)	152.2	14.5%	129.1	14.7%
Adjusted net income (note)	68.4	6.5%	56.1	6.4%
Adjusted diluted EPS (note)	0.61	n/m	0.50	n/m
Dividends declared per common share	0.180	n/m	0.165	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2022 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q1 2022	Q1 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	274.0	256.1	17.9	—	n/a	17.9	7.0%
United States	531.0	454.7	76.3	60.2	0.2	15.9	3.5%
Global	245.1	167.9	77.2	61.8	(7.1)	22.5	13.4%
Total	1,050.1	878.7	171.4	122.0	(6.9)	56.3
Percentage Growth			19.5%	13.9%	(0.8%)	6.4%

Backlog

(In millions of Canadian dollars, except percentages)	Mar 31, 2022	Dec 31, 2021	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,215.5	1,169.1	46.4	n/a	46.4	4.0%
United States	3,282.1	3,016.9	265.2	(30.4)	295.6	9.8%
Global	946.8	948.3	(1.5)	(8.2)	6.7	0.7%
Total	5,444.4	5,134.3	310.1	(38.6)	348.7
Percentage Growth			6.0%	(0.8)%	6.8%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, May 12, 2022, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s first quarter performance. The webcast and slide presentation can be accessed at the following link: https://edge.media-server.com/mmc/p/2iyc4rsf

Participants wishing to listen to the call via telephone may dial in toll-free at 1-888-394-8218 (Canada and United States) or +1-647-484-0475 (international). Please provide confirmation code 9503786 when prompted.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this news release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q1 2022 Management's Discussion and Analysis, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the company's website at stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, management's outlook on favorable macroeconomic trends and our ability to capitalize and accelerate growth. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations and a slowdown in new opportunities related to COVID-19, the economic impact of the war in Ukraine, decreased infrastructure spending levels, the failure of US infrastructure stimulus spending to materialize, the ability to remain on schedule to complete the integration of Cardno and the recently acquired firms, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2021 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2021 annual report free of charge from the investor contact noted below.

Investor Contact	Media Contact

Tanya Finney	Stephanie Smith
Stantec Investor Relations	Stantec Media Relations
Ph: 403-205-5791	Ph: 780-917-7230
tanya.finney@stantec.com	stephanie.smith2@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021
Net income	44.8	50.9
Add back (deduct):
Income taxes	14.0	17.1
Net interest expense	12.4	9.3
Reversal of lease asset impairment	—	(1.6)
Depreciation and amortization	69.1	53.4
Unrealized loss (gain) on investments held on equity securities	6.0	(5.1)
Acquisition, integration, and restructuring costs (note 4)	5.9	5.1

Adjusted EBITDA from continuing operations	152.2	129.1

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021
Net income	44.8	50.9
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	—	(1.2)
Amortization of intangible assets related to acquisitions (note 2)	14.5	6.4
Unrealized loss (gain) on equity securities (note 3)	4.6	(3.8)
Acquisition, integration, and restructuring costs (note 4)	4.5	3.8

Adjusted net income	68.4	56.1
Weighted average number of shares outstanding - basic	111,343,295	111,280,965
Weighted average number of shares outstanding - diluted	111,613,788	111,774,488

Adjusted earnings per share
Adjusted earnings per share – basic and diluted (note 5)	0.61	0.50

See the Definitions section of the Q1 2022 MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: For the quarter ended March 31, 2021, this amount is net of tax of $0.4.

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2022, this amount is net of tax of $4.5 (2021 - $2.2).

note 3: For the quarter ended March 31, 2022, this amount is net of tax of $1.4 (2021 - $(1.3)).

note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the quarter ended March 31, 2022, this amount is net of tax of $1.4 (2021 - $1.3).

note 5: Earnings per share calculated in accordance with IFRS disclosed on M-4 of the Q1 2022 MD&A.

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1 Adjusted diluted EPS, adjusted EBITDA, adjusted EBITDA margin, organic net revenue growth, and adjusted net income are non-IFRS measures and other financial measures (discussed in the Definitions section of the Q1 2022 MD&A).